Exhibit 2.1

CERTAIN information has been omitted from this exhibit pursuant to ITEM 601(b)(2)(ii) OF REGULATION S-K BECAUSE IT IS NOT MATERIAL TO INVESTORS AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. Omissions are designated as [**].

Execution Version

FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT and TURNKEY ENGINEERING, PROCUREMENT AND CONSTRUCTION SERVICES AGREEMENT

THIS FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT and TURNKEY ENGINEERING, PROCUREMENT AND CONSTRUCTION SERVICES AGREEMENT (“Amendment”) is dated as of June 11, 2019, by and between Otter Tail Power Company, a Minnesota corporation (“Buyer”), EDF Renewables Development, Inc., a Delaware corporation (f/k/a EDF Renewable Development, Inc.) (“EDF-RD”), Power Partners Midwest, LLC, a Delaware limited liability company (“PPM”), EDF-RE US Development, LLC, a Delaware limited liability company (“EDF-USD”), and Merricourt Power Partners, LLC, a Delaware limited liability company (“Merricourt”, and collectively with EDF-RD, PPM, and EDF-USD, the “Sellers”).

RECITALS

WHEREAS, Buyer and Sellers entered into that certain Asset Purchase Agreement on November 16, 2016 (the “Agreement”).

WHEREAS, Buyer and EDF-USD, entered into that certain Turnkey Engineering, Procurement and Construction Services Agreement (Merricourt Wind Project) on November 16, 2016 (the “TEPC”).

WHEREAS, the Parties wish to amend the Agreement to address the recent FERC approval of that certain Offer of Settlement and Settlement Agreement filed by MISO and Merricourt on October 11, 2018 associated with Merricourt’s MISO Interconnection Queue Request G359 and the subsequent withdrawal of MISO Interconnection Queue Request J457 on January 14, 2019.

WHEREAS, Buyer and Seller desire to enter into this Amendment in order to document their further agreement with respect to the Agreement and the TEPC.

NOW THEREFORE, in consideration of the foregoing and the terms and conditions set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENTS:

A.	Definitions

Unless otherwise defined in this Amendment, the terms used herein shall have the meanings as set forth in the Agreement.

B.	Amendments to the Agreement.

The Parties hereby agree that the Agreement is amended as follows:

1.	New Definitions. The following definitions shall be added to the Agreement in appropriate alphabetical order:

“Applicable Limit” shall mean, for any applicable dispatch interval, any MISO-imposed generation output limit applicable to the Project for such dispatch interval, whether such generation output limit is the QOL or any other MISO-imposed generation output limit applicable to the Project; provided, that generation output limits driven by LMP at the Project node shall not be an Applicable Limit.

“CIA” is defined in Section 6.10(c)(i).

“Consent Notice” shall mean written notice given not less than ten (10) Business Days (or such lesser time as may be applicable if a Proposal expires less than ten (10) Business Days after received from the relevant third party) prior to the expiration (if any expiration is specified) of any Proposal by the Consenting Party to the other Party or Parties that it would agree to a Proposal; provided that such Consent Notice shall include a copy of the Proposal.

“Consenting Party” is defined in Section 6.10(c)(iv).

“FERC Approval” shall mean the approval by FERC dated January 11, 2019 of the FERC G359 Settlement at 166 FERC ¶ 61,017 and filed in FERC Docket No. ER16-471-002.

“FERC G359 Settlement” shall mean that certain Offer of Settlement and Settlement Agreement filed by MISO and Merricourt on October 11, 2018 associated with Merricourt’s MISO Interconnection Queue Request G359.

“GIA Related Rights” shall mean all rights in MISO Interconnection Queue Request G359R and all associated studies, reports and communications with MISO related thereto, including any associated facility construction agreements, multi-party facility construction agreements, or engineering and procurement agreements.

“Interconnection Final Payment Date” shall mean the last to occur of (a) December 31, 2021, (b) the date the final system upgrade costs (including Self-Funded Costs) for the GIA are known with respect to the system upgrades identified by MISO pursuant to the GIA, or (c) the date of [**].

“J457 Withdrawal” shall mean the termination and withdrawal of MISO Interconnection Queue Request J457 from MISO’s interconnection process as of January 14, 2019.

“MISO FERC Electric Tariff” shall mean the MISO Open Access Transmission, Energy and Operating Reserves Markets Tariff.

[**] Denotes information that has been omitted from the exhibit pursuant to Item 601(b)(2)(ii) of Regulation S-K.

“MISO Rules” means the business practices, policies, rules, guidelines, procedures, protocols, standards, criteria and requirements promulgated and imposed by MISO, including the MISO FERC Electric Tariff.

“Net Electric Energy” is defined in Exhibit J.

“Nonconsenting Party” is defined in Section 6.10(c)(iv).

“Other Amounts” shall mean (a) any dollar amounts contractually committed or actually paid by Sellers or Buyer after January 1, 2019 in respect of Other Claims, provided such amounts have been mutually reviewed and agreed upon by Sellers and Buyer pursuant to Section 6.10(c), and (b) any reasonable and documented legal fees of a single outside counsel selected by the Party controlling the resolution of an Other Claim, and any reasonable costs and expenses incurred by such counsel.

“Other Claim(s)” shall mean one or more third party claims asserted or threatened in writing on or prior to December 31, 2021 [**] or involving financial or regulatory impacts asserted to directly result from the implementation of one or more of the above.

“Point of Interconnection” shall have the meaning ascribed to it in the GIA.

“Proposal” shall mean a written settlement proposal (via email or other written correspondence) from a third party proposing to resolve all litigation or claims related to its Other Claim.

“QOL” means the maximum permissible output of the Project until all upgrades listed in the GIA are completed, updated on a quarterly basis, and determined by the process described in Section 7 of MISO’s Generation Interconnection Business Practice Manual titled “Limited Operation”, or its successor.

“Required Upgrades” is defined in Section 6.18.

“Self-Funded Costs” shall mean actual costs expended for the transmission upgrades required to be constructed pursuant to the GIA and the GIA Related Rights which the applicable transmission owner has elected to fund itself and which will be assessed against the Project through the MISO FERC Electric Tariff. For the avoidance of doubt, Self-Funded Costs shall not include any interest or return on investment available through the MISO FERC Electric Tariff and associated with the transmission upgrade costs.

“Test Plan” means the plan for testing the WTGs, as set forth in the Pre-Commercial Generation Test Notification Form (provided in Appendix D of MISO’s Generation Interconnection Business Practice Manual) to be submitted to MISO’s real time operations no later than five (5) Business Days prior to any testing of a WTG at the Project.

2.	Amended Definitions. The following definitions shall be amended and restated in their respective entireties as follows:

[**] Denotes information that has been omitted from the exhibit pursuant to Item 601(b)(2)(ii) of Regulation S-K.

“Final Order” means a final order of a Governmental Authority of competent jurisdiction, (i) from which there is no right to request rehearing or to appeal to any other Governmental Authority or (ii) with respect to which either (A) all applicable time periods during which a request for rehearing or an appeal may be made have expired or (B) no appeal has been made within a period of two months from issuance of an appealable order, whichever is the earliest to occur.

“GIA” means the Generator Interconnection Agreement dated as of March 6, 2019, by and between EDF-RD, Montana-Dakota Utilities Co. and MISO for MISO Interconnection Queue Request G359R, as amended, supplemented, restated or otherwise modified from time to time.

“GIA Delay Damages” is defined in Exhibit J.

“Interconnection Costs” means (a) the network upgrade costs under the GIA and the GIA Related Rights, including Self-Funded Costs and any increased costs incurred by a transmission owner to accelerate completion of system upgrades, plus (b) any Other Amounts.

“Outside Date” means July 15, 2019.

“Third Party Claim” means any Action by a third party which is not an Other Claim.

3.	Definitions. The following definitions shall be deleted in their entirety:

“ERIS Interconnection Costs”, “Estimated Interconnection Costs”, “Excess Interconnection Costs”, “Interconnection Notice”, “Network Integration Transmission Service”, “Network Resource Interconnection Service”, “New GIA”, and “NRIS Interconnection Costs”.

4.	Purchased Price. Section 2.5(a) of the Agreement will be amended and restated in its entirety as follows:

(a)     The purchase price (the “Purchase Price”) for the purchase and sale described in Section 2.1 is equal to $37,682,118.

5.	Purchased Assets. Section 2.1(d) of the Agreement will be amended and restated in its entirety as follows:

(d)     the Purchased Contracts, including the GIA and the GIA Related Rights;

6.	Assumed Liabilities. Sections 2.3(b) and (c) of the Agreement will be amended and restated in their respective entireties as follows:

(b)     those obligations of Sellers accruing or arising, or covenants or agreements of Sellers to be performed (other than indemnification obligations for matters accruing or arising prior to the Closing Date), from and after the Closing Date under the Land

Contracts, Purchased Contracts (other than the GIA, GIA Related Rights and the COD Purchased Contracts), Permits, and Permit applications;

(c)     Buyer’s portion of the costs associated with the GIA and GIA Related Rights as set forth in Section 6.10;

7.	Excluded Liabilities. Sections 2.4(e) and (g) of the Agreement will be amended and restated in their respective entireties as follows:

(e)     any Liability under the Land Contracts, Purchased Contracts (other than the GIA and GIA Related Rights), Permits or Permit applications to the extent such Liability, but for a breach or default by Sellers or a waiver or extension given to or by Sellers, would have been paid, performed or otherwise discharged on or prior to the Closing Date or to the extent such Liability arises out of any such breach, default, waiver or extension given to or by Sellers;

(g)     Sellers’ portion of the costs associated with the GIA and GIA Related Rights as set forth in Section 6.10 and except to the extent they are [**] all costs associated with MISO Interconnection Queue Request J457;

8.	Closing. Section 3.1 of the Agreement will be amended and restated in its entirety as follows:

Section 3.1     Closing. The Closing will take place at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, Suite 1500, Minneapolis, Minnesota, or by remote electronic exchange of documents (by facsimile, .pdf, e-mail, or other form of electronic communication) on the later to occur of (a) July 3, 2018 and (b) a mutually acceptable date within fifteen (15) days after satisfaction of all closing conditions or at such other time, place and date as the Parties may agree in writing. All actions listed in Section 3.2 or Section 3.3 that occur on the Closing Date will be deemed to occur simultaneously at the Closing. The Closing will be deemed to be effective as of 11:59:59 p.m. Central Time on the Closing Date.

9.	Interconnection. Section 6.10 of the Agreement will be amended and restated in its entirety as follows:

Section 6.10     Interconnection.

(a) Interconnection Cooperation. The Parties hereby agree to cooperate in good faith to evaluate interconnection studies and share information related to the timing and costs of the Project interconnection. Without limiting the generality of the foregoing, Sellers shall (i) promptly upon receipt thereof, provide copies of all studies and other communications received from MISO or any other RTO or transmission owner with respect to MISO Interconnection Queue Request G359R; (ii) promptly provide Buyer with copies of all drafts of generator interconnection agreements, facility construction agreements multi party facility construction agreements and engineering and procurement agreements received from MISO

[**] Denotes information that has been omitted from the exhibit pursuant to Item 601(b)(2)(ii) of Regulation S-K.

or the applicable transmission owner prior to Closing; (iii) provide Buyer a period of not less than ten (10) days following Buyer’s receipt from Sellers of copies of such draft documents to review and comment on such draft documents; and (iv) allow and facilitate Buyer participation in any telephone calls or negotiating sessions regarding the same.

(b)   Interconnection Costs.

(i)	The responsibility for the Interconnection Costs shall be as follows:

(A)	Buyer shall be responsible for all Interconnection Costs up to the base cost of [**].

(B)	If the Interconnection Costs are between [**] and [**], responsibility for such incremental costs shall be borne one-half by Buyer and one-half by Sellers.

(C)	Sellers shall be responsible for all Interconnection Costs in excess of [**] but less than [**].

(D)	If the Interconnection Costs are between [**] and [**], responsibility for such incremental costs shall be borne one-half by Buyer and one-half by Sellers

(E)	If after Closing, actual Interconnection Costs exceed an amount equal to [**] then Buyer will be responsible for the amount of such excess.

(F)

For the avoidance of doubt, Sellers shall bear full responsibility for all costs and expenses associated with the Existing GIA and all costs and expenses related to the MISO Interconnection Queue Request G359 except as expressly set forth in the definition of the term Interconnection Costs.

(ii)	Payments of Interconnection Costs shall be settled as follows:

(A)

Buyer shall replace any letter of credit previously delivered by Sellers to MISO or a transmission owner to secure any Interconnection Costs (if applicable) and request any such previous letter of credit to be released by MISO or such transmission owner within two Business Days of the Closing.

(B)

During the period from the Closing Date to the Interconnection Final Payment Date, at the time that any payment of Interconnection Costs is due, either (I) such payment shall be made pro rata by Sellers on the one hand and Buyer on the other in accordance with their respective responsibility for such amount, or

[**] Denotes information that has been omitted from the exhibit pursuant to Item 601(b)(2)(ii) of Regulation S-K.

(II) if one Party pays, or is deemed to have paid in accordance with Section 6.10(b)(ii)(C) below, any amount that is the responsibility of another party, the responsible Party shall promptly reimburse the amount of such payment plus interest thereon at the Interest Rate commencing ten (10) Business Days after the later of the date the Party making the payment makes such payment or the date the responsible Party is notified of its obligation to reimburse such amount.

(C)

The aggregate amount of each Other Claim which is allocated between Sellers on the one hand and Buyer on the other pursuant to Section 6.10(c)(iv) shall be [**], but the allocation of such amounts shall be pursuant to Section 6.10(c)(iv). Buyer shall be deemed to have paid the Self-Funded Costs on the Closing Date, provided, that no true-up of such costs shall be made until such costs are final.

(D)

Following the Commercial Operation Date, Buyer shall (1) bear any new interconnection costs in addition to those known and allocated between the parties before such date and (2) be entitled to receive 100% of any refunds related to the GIA that aren’t known as of the Commercial Operation Date. For the avoidance of doubt, the Parties acknowledge that “new interconnection costs” refers to costs associated with system upgrades not specifically known about as of the Commercial Operation Date and not changes in amounts of Interconnection Costs.

(E)

Sellers shall be entitled to any refunds related to the J457 Withdrawal and except to the extent they are [**] shall be responsible for all costs associated with MISO Interconnection Queue Request J457.

(c)     Settlement of Other Claims.

(i)

No Other Claim shall be settled or any Proposal agreed to without the consent and agreement of Sellers and Buyer. To this end, Sellers and Buyer have entered into that certain Common Interest Information Sharing and Confidentiality Agreement effective as of April 9, 2019 (the “CIA”).

(ii)

Prior to the Closing Date, Sellers shall control and lead the defense of all Other Claims and all settlement discussions related to such Other Claims; provided, that Sellers shall keep Buyer fully informed of developments in connection with such Other Claims (including all communications related to such Other Claims), shall consult with Buyer with respect to addressing such Other Claims and shall invite Buyer to join any settlement discussions with the third party claimants bringing such Other Claims. Sellers shall not make any settlement proposal without the

[**] Denotes information that has been omitted from the exhibit pursuant to Item 601(b)(2)(ii) of Regulation S-K.

prior consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed) and following the Closing Date Sellers shall refer all third party claimants bringing Other Claims to Buyer.

(iii)

Following the Closing Date, Buyer shall control and lead the defense of all Other Claims and all settlement discussions related to such Other Claims; provided, that Buyer shall keep Sellers fully informed of developments in connection with such Other Claims (including all communications related to such Other Claims), shall consult with Sellers with respect to addressing such Other Claims and shall invite Sellers to join any settlement discussions with the third party claimants bringing such Other Claims. Buyer shall not make any settlement proposal without the prior consent of Sellers (such consent not to be unreasonably withheld, conditioned or delayed) and prior to the Closing Date Buyer shall refer all third party claimants bringing Other Claims to Sellers.

(iv)

If one Party (the “Consenting Party”) delivers a Consent Notice to the other Party and the other Party (the “Nonconsenting Party”) objects to the Proposal by written notice to the Consenting Party stating its reasons for objection within five (5) Business Days of receipt of the Consent Notice, the liability of the Consenting Party with respect to such Other Claim will be equal to the lesser of (A) its proportionate share of such Proposal (including its proportionate share of legal costs included in clause (b) of the definition of “Other Amounts”) and (B) the final total cost (including all legal costs included in clause (b) of the definition of “Other Amounts”) associated with such Other Claim (as provided in a settlement agreement or pursuant to a Final Order). If the Party (or Parties) receiving a Consent Notice fails to respond within the five (5) Business Day period either consenting or objecting to the Proposal, such Party shall be deemed to be a Nonconsenting Party. The Nonconsenting Party shall be liable for the balance, if any, of such final total costs notwithstanding any otherwise applicable limits in Section 6.10(b)(i). If at the time of such Proposal the Consenting Party is controlling the defense of the Other Claim, the Nonconsenting Party shall have the right to take over control of the defense of the Other Claim.

(d)     SPS Plan. Prior to the Closing Date, Sellers shall reasonably cooperate with Buyer in connection with seeking and developing an adequate special protection system for the Project.

10.	Additional Covenants. ARTICLE 6 of the Agreement will be amended by adding the following new Sections 6.17 and 6.18 to the end thereof:

Section 6.17     Maximizing Dispatch and Forecasting. During the period beginning with the first generation of test energy for the Project and continuing until June 1, 2022, Buyer and Sellers will cooperate with respect to, and Buyer shall take, all scheduling, planning, bidding, offering, day ahead forecasting, and other actions in each case necessary or advisable in connection with the MISO Rules, and other applicable rules and the nodal market (or any replacement thereof) to ensure that the Project is fully dispatched and that all electrical energy the Project is capable of generating (net of station load and electrical losses up to the Point of Interconnection) will be received at and delivered to the Point of Interconnection. Buyer shall prepare day ahead forecasts and updates by utilizing a wind speed and direction prediction model or service that is (a) commercially available to Buyer or an Affiliate of Buyer, and (b) comparable in accuracy to models or services commonly used in the wind energy industry and that reflect WTG availability, so long as such model or service is available at a commercially reasonable cost. [**].

Section 6.18     GIA Delay Damages. Without limiting Buyer’s other rights under this Agreement, during the following periods, Seller is obligated to pay to Buyer GIA Delay Damages calculated as follows:

(a)

from the beginning of “Trial Operation” (as defined in the GIA) of the Project and continuing until energization of network upgrades (other than network upgrades on facilities owned by Buyer) listed in Exhibit A5 of the GIA (the “Required Upgrades”), if the commissioned nameplate capacity of the Project is higher than the Applicable Limit, then, for each applicable MISO dispatch interval during which the Net Electric Energy is equal to or within 4MW of the Applicable Limit, Buyer shall calculate the amount of GIA Delay Damages (if any) associated with that applicable MISO dispatch interval in accordance with the provisions of this Section 6.18 and Exhibit J; and

(b)

from energization of the Required Upgrades until June 1, 2022, if the commissioned nameplate capacity of the Project is higher than the QOL, then, for each applicable MISO dispatch interval during which the Net Electric Energy is equal to or within 4MW of the QOL, Buyer shall calculate the amount of GIA Delay Damages (if any) associated with that applicable MISO dispatch interval in accordance with the provisions of this Section 6.18 and Exhibit J. For the avoidance of doubt, if the Required Upgrades are energized before a QOL is applicable to the Project, no GIA Delay Damages shall apply following energization of the Required Upgrades until a QOL is applicable to the Project.

(c)

Buyer will deliver to Sellers within ten (10) Business Days after the end of each month where GIA Delay Damages have been incurred, an invoice accompanied by Buyer’s calculation of the GIA Delay Damages for the preceding month, plus any additional backup information reasonably requested by Sellers. Sellers shall be required to pay to Buyer the undisputed amount of GIA Delay Damages for the preceding month within five (5) Business Days of their receipt of Buyer’s invoice, calculation and any additional backup information reasonably requested for the preceding month’s GIA Delay Damages; provided, that the aggregate amount of all monthly payments of GIA Delay Damages shall not exceed $6,000,000. Any dispute regarding the amount of GIA Delay Damages payable for any given month shall be

[**] Denotes information that has been omitted from the exhibit pursuant to Item 601(b)(2)(ii) of Regulation S-K.

resolved in accordance with the procedures set forth in Exhibit J for resolution of such disputes.

(d)

From and after Closing, Buyer shall comply with all of its obligations under the GIA and GIA Related Rights (other than the obligations which are the responsibility of the Contractor (as defined in the TEPC) pursuant to Section 2.17 of the TEPC) and shall use commercially reasonable efforts to make the Transmission Owner and Transmission Provider (as each such term is defined in the GIA) and counterparties to any contracts included in GIA Related Rights comply with their respective obligations thereunder.

11.	Closing Conditions.

a.	Section 7.1 of the Agreement shall be amended by adding the following new clause (c) to the end thereof:

(c)     The Parties shall have agreed to the calculation methodology for determining Potential Production (as defined in Exhibit J).

b.	Section 7.2(t) of the Agreement shall be amended and restated in its entirety as follows:

(t)        The GIA shall have been executed and shall be effective under the Federal Power Act, as provided in Section 3.5 of the FERC G359 Settlement; provided, that in the event the GIA is filed at FERC through an Electronic Quarterly Report, for purposes of this Agreement, the GIA shall be deemed to be effective under the Federal Power Act on the date such Electronic Quarterly Report is accepted for filing by FERC;

c.	Section 7.2 of the Agreement shall be further amended by adding the following new clause (z) to the end thereof.

(z)        the FERC Approval shall be a Final Order or shall have been confirmed by a Final Order;

12.	GIA Delay Damages. Section 8.1(d) shall be deleted in its entirety and the following shall be substituted therefor:

(d)        [Reserved.]

13.	Automatic Termination. Section 8.1(j) shall be deleted in its entirety and the following shall be substituted therefor:

(j)        [Reserved.]

14.	Consequential Damages. Section 9.4(h) shall be deleted in its entirety and the following shall be substituted therefor:

(h)     EXCEPT IN THE CASE OF GIA DELAY DAMAGES, AN OTHER CLAIM [**], AND AN INDEMNITY CLAIM UNDER SECTION 9.2(C), IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY LOST OR PROSPECTIVE PROFITS NOR ANY PUNITIVE, EXEMPLARY, CONSEQUENTIAL, INCIDENTAL OR INDIRECT LOSSES OR DAMAGES (IN TORT, CONTRACT OR OTHERWISE) UNDER OR IN RESPECT TO THIS AGREEMENT, OTHER THAN SUCH DAMAGES THAT ARISE OUT OF A CLAIM MADE BY A THIRD PARTY AGAINST BUYER OR SELLERS, AS APPLICABLE.

15.	Third Party Claims. Section 9.5(a) shall be deleted in its entirety and the following shall be substituted therefor:

(a)      Promptly after receipt by an Indemnified Party of notice of the commencement of any Third Party Claim with respect to any matter for which indemnification is or may be owing pursuant to Section 9.2 or 9.3 hereof, the Indemnified Party will give notice thereof to the Indemnifying Party, provided, however, that the failure of the Indemnified Party to notify the Indemnifying Party will not relieve the Indemnifying Party of any of its obligations hereunder, except to the extent that the Indemnifying Party demonstrates that the defense of such Third Party Claim has been actually prejudiced by the Indemnified Party’s failure to give such notice.

16. Exhibit J. The Agreement will be amended by adding a new Exhibit J to the Agreement in the form of Exhibit J attached hereto.

17. Schedule 4.9. Schedule 4.3(a) of the Agreement is amended by deleting item 1 in its entirety and Schedule 4.9 of the Agreement is amended by deleting item 1 under “Purchased Contracts” in its entirety and in each case replacing such deleted item with the following:

1.     Generator Interconnection Agreement dated as of March 6, 2019, by and between EDF-RD, Montana-Dakota Utilities Co. and MISO for MISO Interconnection Queue Request G359R, as amended, supplemented, restated or otherwise modified from time to time, together with the GIA Related Rights.

C.	TEPC Amendments

1.         Amended Definitions. Each of the following definitions set forth in Section 1.1 of the TEPC is amended and restated in its entirety as follows:

“Guaranteed Project Substantial Completion Date” means October 31, 2020, as modified in accordance with Section 5.5 and Article 9.

“Guaranteed Mechanical Completion Date” means September 30, 2020, as

[**] Denotes information that has been omitted from the exhibit pursuant to Item 601(b)(2)(ii) of Regulation S-K.

modified in accordance with Section 5.5 and Article 9.

“Interconnection Agreement” means the GIA and the GIA Related Rights, as each such term is as defined in the Asset Purchase Agreement.

2.        New Definitions. The following definition shall be added to Section 1.1 of the TEPC in appropriate alphabetical order

“Outside Date” has the meaning given to such term in the Asset Purchase Agreement.

3.       Interconnection. Section 2.17 of the TEPC is hereby amended by adding the following to the end thereof: “Without limiting the generality of the foregoing, Contractor shall provide a draft Test Plan (as such term is defined in the Asset Purchase Agreement) to Owner no later than 10 Business Days prior to the initial testing of any WTG.

D.	Other Terms

1.     This Amendment, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Amendment, or the negotiation, execution or performance of this Amendment (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Amendment or as an inducement to enter into this Amendment), will be governed by the laws of the State of New York without giving effect to any conflict or choice of law provision.

2.     This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Any facsimile or portable document format (pdf) copies hereof or signature hereon will, for all purposes, be deemed originals.

3.     The Agreement, as modified by this Amendment, remains in effect in accordance with its terms. If there is any conflict between the Agreement and this Amendment, this Amendment shall control.

4.     Except for the Confidentiality Agreement, the Agreement (as modified by this Amendment), the TEPC (as modified by this Amendment), the CIA and the Ancillary Agreements supersede all prior discussions and agreements between the Parties with respect to the subject matter hereof and thereof, and the Agreement, the TEPC, the Ancillary Agreements, the CIA, the Confidentiality Agreement and the other documents delivered pursuant to this Agreement (each as modified by this Amendment) contain the sole and entire agreement between the Parties hereto with respect to the subject matter hereof and thereof.

[Signature Pages to Follow]

IN WITNESS HEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives as of the date and year first above written.

BUYER:

OTTER TAIL POWER COMPANY,

a Minnesota corporation

By: /s/ Timothy J. Rogelstad

Name: Timothy J. Rogelstad

Title: President

SELLERS:

EDF RENEWABLES DEVELOPMENT, INC.,

a Delaware corporation

By: /s/ Tristan Grimbert

Name: Tristan Grimbert

Title: President & CEO

POWER PARTNERS MIDWEST, LLC,

a Delaware limited liability company

By: EDF Renewables, Inc., its Manager

By: /s/ Tristan Grimbert

Name: Tristan Grimbert

Title: President & CEO

EDF-RE US DEVELOPMENT, LLC,

a Delaware limited liability company

By: EDF Renewables Development, Inc., its Managing Member

By: /s/ Tristan Grimbert

Name: Tristan Grimbert

Title: President & CEO

MERRICOURT POWER PARTNERS, LLC,

a Delaware limited liability company

By: EDF-RE US Development, LLC, its Manager

By: EDF Renewables Development, Inc., its Managing Member

By: /s/ Tristan Grimbert

Name: Tristan Grimbert

Title: President & CEO

Exhibit J: Foregone Energy

Buyer shall use Prudent Industry Practice to calculate Foregone Energy in accordance with Section 6.18.

“Dispatch Limit Production” means the amount of Net Electric Energy the Project actually generated during any applicable MISO dispatch interval.

“Forced Outage” means any unscheduled and involuntary condition at the Project that requires immediate removal of the Project, or some material part thereof, from service. This type of outage results from immediate mechanical/electrical/hydraulic control system trips and operator-initiated trips in response to Project conditions and/or alarms.

“Foregone Energy” = the greater of (a) zero or (b) Potential Production – Dispatch Limit Production.

“GIA Delay Damages” means, for any applicable MISO 5- minute or 15-minute dispatch interval (or any successor thereto), an aggregate amount of liquidated damages incurred during such period, calculated separately for each day during such period as an amount equal to the greater of (a) $0 or (b)(i) $37, multiplied by (ii) the Foregone Energy as measured in MWhours.

“Net Electric Energy” means, at any time, one hundred percent (100%) of the electric energy generated by the Project by means of wind generation delivered to the Point of Interconnection. For clarity, Net Electric Energy shall not include electric energy used in the operation of the Project or electrical losses up to the Point of Interconnection.

“Planned Outage” means the removal of the Project or any portion thereof from service to perform work on specific components that will result in an interruption or reduction in delivery of Net Electric Energy to the Point of Interconnection (e.g., for repairs, inspections or testing).

“Potential Production” means the amount of Net Electric Energy the Project could potentially generate during any applicable MISO dispatch interval. The calculation methodology for “Potential Production” will be provided by AWS Truepower (“Consultant”), and will reflect industry best practices for calculating expected Net Electric Energy from the WTGs. The calculation methodology will be provided by Consultant prior to Closing, and will be automatically incorporated by reference into the end of this Exhibit J following final mutual agreement by the Parties (which may for purposes of this Agreement be satisfied via email communications) regarding the acceptability of the calculation methodology. Consultant shall be engaged by both Sellers and Buyer. Sellers shall pay the fees, costs and expenses of Consultant in connection with the development of the calculation methodology for Potential Production.

Potential Production shall be reduced by the amount of any energy that is not delivered to the Point of Interconnection for any of the following reasons that may be affecting individual WTGs or other equipment in the Project or the Project as a whole:

(a)	an “Emergency Condition” (as defined in the GIA) or an “Emergency” (as defined in the MISO FERC Electric Tariff),

(b)	following completion of the Required Upgrades, manual reliability curtailments initiated by MISO or the Transmission Owner (as defined in the GIA),

(c)	after the Project Substantial Completion Date, any defect or damage to any Purchased Assets, so long as such defect or damage was not caused by the Sellers;

(d)

after the Project Substantial Completion Date, the failure of “Interconnection Customer’s Interconnection Facilities” (as defined in the GIA), due to Buyer’s failure to maintain Interconnection Customer’s Interconnection Facilities and other facilities in accordance with Prudent Industry Practices,

(e)	a “Force Majeure Event” (as defined in the TEPC) or an event of “Force Majeure” (as defined in the GIA),

(f)	a Forced Outage or Planned Outage,

(g)	Buyer’s breach or default under the TEPC, the Permits, Land Contracts or Purchased Contracts, including the GIA, or

(h)	Buyer’s failure to maintain in full force and effect any permit, consent, license, approval, or authorization from any Governmental Authority required by Law to operate the Project.

Foregone Energy, pursuant to the above formula, will be the sum of all of the Foregone Energy during the applicable MISO dispatch interval during the periods entitling Buyer to payment for GIA Delay Damages pursuant to Section 6.18.

Dispute Resolution. If there is any dispute regarding the amount of GIA Delay Damages payable in any month, Sellers must either notify Buyer in writing of such dispute on or before the due date for the payment of such amount and timely pay the undisputed amount or pay the entire amount invoiced by Buyer and within thirty (30) days following such timely payment provide Buyer written notice of such dispute. Following receipt of such notice, Buyer and Sellers shall in good faith attempt to resolve such dispute. If the Parties have not resolved such dispute within ten (10) days of the date of Sellers’ notice, either Party may refer such dispute to Consultant who shall determine the amount of GIA Delay Damages. Consultant shall determine such GIA Delay Damages within five (5) Business Days of the referral of such dispute to Consultant for resolution. The Party required to make a payment by such Consultant shall pay (a) the amount due plus interest calculated at the Prime Rate as reported in the Wall Street Journal and (b) all costs, fees and expenses of Consultant associated with the determination of such disputed GIA Delay Damages.